UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 19, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tower Semiconductor Ltd.

File No. 0-24790 - CF#31184

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Tower Semiconductor Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 14, 2014, as amended.

Based on representations by Tower Semiconductor Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.63	through	May 15, 2019
Exhibit 4.64	through	May 15, 2019
Exhibit 4.65	through	May 15, 2019
Exhibit 4.66	through	May 15, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary